Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

November 12, 2014

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Funds (File Nos.: 333-28697 and 811-08243)
Registration Statement on Form N-14

Dear Ms. Vroman-Lee:

The following are responses to the comments that we received from you by telephone on October 30, 2014, regarding the Registration Statement filed on Form N-14 to reorganize the Hilton Yield Plus Fund (the “Existing Fund”) into the Direxion Hilton Tactical Income Fund (the “New Fund”), that was filed with the Securities and Exchange Commission (“SEC”) on October 10, 2014. Your comments and the Trust’s corresponding responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	Please file a Pre-Effective Amendment to amend the current N-14 filing to include the most recent financial statements for the Existing Fund to ensure compliance with Rule 3-18 under Regulation S-X. Accordingly, after filing, please request acceleration as the Trust may no longer rely on Rule 488.

The Trust responds by filing a Pre-Effective Amendment that incorporates by reference the Existing Fund’s most recent audited financial statements in compliance with Rule 3-18 under Regulation S-X. The Trust also confirms that it is submitting an acceleration request, contemporaneously with this response.

2.	Please consider reformatting the comparison table under the section “Fee Table and Expense Example Comparison”, to better compare the New Fund’s share classes with the Existing Fund’s share classes; i.e. present each share class adjacent to each other.

The Trust responds by reformatting the comparison table under the section “Fee Table and Expense Example Comparison” by presenting each share class of each Fund adjacent to each other.

3.	In the comparison table under the section “Fee Table and Expense Example Comparison”, footnote two indicates that the Operating Expense Limitation Agreement cannot be terminated through at least August 26, 2014, however, after a review of the Existing Fund’s Semi-Annual Report dated February 28, 2014, the Staff notes that the Operating Expense Limitation Agreement cannot be terminated prior to March 31, 2015. Please resolve the discrepancy.

Securities and Exchange Commission

November 12, 2014

The Trust confirms that the Existing Fund’s Operating Expense Limitation Agreement (the “Agreement”) is in effect through March 31, 2015, as discussed in the Existing Fund’s financial statements. In response to the Staff’s comment, the Trust has clarified that the Agreement is in effect through March 31, 2015. In addition, the Trust confirms supplementally that footnote two provides additional information clarifying the terms of the termination of the Agreement. For the period August 26, 2014 through March 31, 2015, the Existing Fund’s investment adviser and board may terminate the Agreement by providing 60 days’ written notice. Prior to August 26, 2014, the neither party could terminate the Agreement.

4.	The Staff notes that the benchmark presented in the Existing Fund’s Semi-Annual Report dated February 28, 2014, is a blended index, 60% Barclay’s Intermediate Government/Credit Index 40% S&P 500® Index, please confirm that the New Fund will use a broad-based index pursuant to Item 27(b)(7) Instruction 5 of Form N-1A.

The Trust confirms supplementally that the New Fund plans to use the same blended index, 60% Barclay’s Intermediate Government/Credit Index 40% S&P 500® Index, a broad-based index in accordance with Form N-1A.

5.	The Staff notes that the New Fund’s investment objective states that the New Fund “seeks income and capital appreciation consistent with preservation of capital.” Since “Income” is included as part of the New Fund’s name, “income” should be the primary investment objective of the New Fund, while “capital appreciation” should be a secondary investment objective.

The Trust responds by changing the investment objective of the New Fund to, “The New Fund primarily seeks income with a secondary investment objective of capital appreciation consistent with the preservation of capital.”

6.	Please consider highlighting the differences between the Existing Fund and New Fund’s investment strategies pursuant to Item 3(b) of Form N-14. The Staff notes that the table under the section “Investment Objectives, Principal Investment Strategies and Policies”, does not provide a discussion of the differences. Alternatively, to the extent that there are no material differences between the Existing Fund and New Fund’s investment strategies, please so state.

The Trust responds by providing disclosure on page 14 above the above-referenced table indicating there are no material differences between the Existing Fund and the New Fund’s investment strategies. .

7.	Under the section “Summary of the Proposed Reorganization”, please consider disclosing the estimated dollar amount of the reorganization to be paid by Rafferty Asset Management LLC.

The Trust responds by including the requested disclosure in the second to last paragraph under the above-referenced section.

8.	In the fourth paragraph under the section “Reasons for the Reorganization”, please consider clarifying the last sentence, which states “Considering these arrangements, the Board has determined that the Reorganization will not change the Existing Fund’s investment strategy in any material way”. The Staff believes that this disclosure is potentially misleading because the New Fund is subject to determinations by an entirely new board of trustees, and the new board of trustees may have different viewpoints than the Existing Fund’s board of trustees.

The Trust confirms that it has added an additional statement in the fourth paragraph under the above-referenced section indicating that the New Fund and the Existing Fund have different boards of trustees, without any trustees in common. In addition, the Registration statement states on page 14 that “There is no current intention to change the investment objective of the New Fund” which further clarifies this point.

Securities and Exchange Commission

November 12, 2014

9.	With respect to the New Fund, Massachusetts law does not contain provisions for derivative actions by shareholders. Under the section “Derivative Actions”, please consider including disclosure regarding how a shareholder could bring forth a derivative action should the reorganization be approved.

The Trust responds by including this requested disclosure in the second paragraph under the above-referenced section, as follows:

With respect to the New Fund, the Massachusetts Statute does not contain statutory provisions regarding shareholder derivative actions, and the MA Declaration does not specifically addresses derivative actions. Shareholders have the power to vote to the same extent as the shareholders of a Massachusetts business corporation, as to whether or not a court action, proceeding or claim should be brought or maintained derivatively or as a class action on behalf of Direxion or the shareholders, provided, however, that a shareholder of a particular series or class shall not be entitled to bring any derivative or class action on behalf of any other series or class of Direxion.

10.	Please complete the table under the section “Capitalization” as of a date within 30 days of the filing date as part of the Pre-Effective Amendment.

The Trust confirms that it has completed the table under the section “Capitalization” as of October 31, 2014.

11.	Please supplementally provide a summary of the discussion by the Direxion Fund’s Board of Trustees regarding any decision not to change the New Fund’s investment objective as discussed in Comment 5 above.

The Trust notes that the New Fund’s investment objective has changed in accordance with Comment 5 above, and therefore no further response to this comment is necessary.

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Funds

/s/ Eric W. Falkeis
Name: Eric W. Falkeis Title: Principal Executive Officer

cc:	Robert J. Zutz, K&L Gates LLP
Angela Brickl, Rafferty Asset Management LLC